SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 41)

Under the Securities Exchange Act of 1934

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

57667L107

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  57667L107

1.	Names of Reporting Persons BARRY DILLER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,345,308

	8.	Shared Voting Power 3,693

	9.	Sole Dispositive Power 9,345,308

	10.	Shared Dispositive Power 3,693

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,349,001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.

Percent of Class Represented by Amount in Row (11)

3.6% *

* Assumes the exercise of stock options to purchase 2,805,920 shares of Match Group, Inc. Common Stock. See Item 5.  Percentage ownership information is based on 258,956,131 shares of Match Group, Inc. Common Stock outstanding as of July 1, 2020.

14.	Type of Reporting Person (See Instructions) IN

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 41)

Statement of
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

MATCH GROUP, INC.

This Report on Schedule 13D relates to the common stock, par value $.001 per share (CUSIP:  57667L107) (the “New Match Common Stock”), of Match Group, Inc. (f/k/a IAC/InterActiveCorp) (“New Match” or the “Company”).  On June 30, 2020, the closing occurred of certain transactions contemplated by that certain Transaction Agreement (the “Transaction Agreement”), dated as of December 19, 2019 and amended as of April 28, 2020 and June 22, 2020, by and among (i) the Company, (ii) IAC Holdings, Inc., a Delaware corporation (now known as IAC/InterActiveCorp (“New IAC”)), (iii) Match Group Holdings II, LLC (formerly known as Valentine Merger Sub LLC), a Delaware limited liability company (“Match Merger Sub”), and (iv) the Delaware corporation formerly known as Match Group, Inc. that was merged into Match Merger Sub in connection with the transactions contemplated by the Transaction Agreement (“Old Match”).  The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Mr. Diller on August 29, 1995 (the “Diller Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 41 to the Diller Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Diller Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

(a) — (b) As of the date of this Amendment, Mr. Diller beneficially owns an aggregate of 9,349,001 shares of New Match Common Stock, representing approximately 3.6% of the outstanding New Match Common Stock (calculated in accordance with Rule 13d-3), consisting of:  (i) 3,576,628 shares of New Match Common Stock held directly, (ii) 2,000,000 shares of New Match Common Stock held by certain trusts established for the benefit of Mr. Diller’s family (the “Descendants Trusts”), over which Mr. Diller has sole voting and investment power, (iii) 2,805,920 shares of New Match Common Stock underlying stock options, over which Mr. Diller has sole investment and voting power, (iv) 962,760 shares of New Match Common Stock held by a trust for the benefit of certain of Mr. Diller’s family members (the “TALT Trust”), over which Mr. Diller may be deemed to have the right to acquire investment and voting power within 60 days as a result of his ability to designate a replacement for Mr. Diller’s stepson, Mr. Alexander von Furstenberg, as investment advisor, and (v) 3,693 shares of New Match Common Stock held by a family foundation, as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership.  Mr. Diller has sole voting and investment power over all shares of New Match Common Stock held directly and held in the Descendants Trusts, and Mr. von Furstenberg has sole voting and investment power over shares of New Match Common Stock held by the TALT Trust.

(c) On July 30, 2020, 6,264,826 shares of New Match Common Stock held by the Descendants Trusts were transferred to certain other trusts for the benefit of Mr. Diller’s family (the “2020 Trusts”), over which Mr. Diller’s spouse, Diane von Furstenberg, serves as investment advisor.  Mr. Diller disclaims beneficial ownership over shares held in the 2020 Trusts.

(e) Mr. Diller ceased to be the beneficial owner of more than 5.0% of the New Match Common Stock on July 30, 2020.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

/s/ Barry Diller
Barry Diller

Dated:   July 31, 2020

[Schedule 13D/A Signature Page]